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                                      NEWS

FOR RELEASE IMMEDIATELY
NOVEMBER 7, 1994

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                                            Investor Relations Contact:   Lee Robbins
                                                                          913-661-0444
                                                         Media Contact:   Mitch Stoller
                                                                          212-880-5285
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              PURITAN-BENNETT BOARD REJECTS THERMO ELECTRON OFFER

     Overland Park, KS -- The Board of Directors of Puritan-Bennett Corporation (PBEN:NASDAQ) announced today that it has unanimously determined that an unsolicited tender offer from Thermo Electron Corp. to acquire Puritan-Bennett for $24.50 per share in cash is not in the best interests of Puritan-Bennett and its stockholders. Accordingly, the Board recommended that stockholders reject the offer and not tender their shares to Thermo Electron.

     Burton A. Dole, Jr., President and Chairman of the Board of Puritan-Bennett, said: "Puritan-Bennett's Board is dedicated to serving its stockholders' interests. Puritan-Bennett is early in the process of implementing a carefully conceived long-term business plan after a major restructuring during the past year. The Board believes that the benefits of Puritan-Bennett's existing initiatives have not yet been fully reflected in the market and that they certainly are not reflected in Thermo Electron's offer. In making its offer at this time, Thermo Electron is trying to buy Puritan-Bennett at a bargain price that does not reflect Puritan-Bennett's intrinsic value and the long-term strategic promise that Thermo Electron itself has recognized."

     In rejecting the offer, Puritan-Bennett's Board considered a variety of factors, including the opinion of Smith Barney Inc. that the $24.50 per share price provided for in the offer is grossly inadequate to Puritan-Bennett's stockholders (other than Thermo Electron) from a financial point of view, the recently received FDA clearance of six new products and product enhancements that offer the potential for additional revenues and strengthen Puritan-Bennett's competitive position in the critical care ventilator market and the fact that Puritan-Bennett stock has traded as high as $35.50 per share as recently as November 1992 and closed at $25.50 per share on November 4, 1994.

     Puritan-Bennett will file a formal response with the Securities and Exchange Commission later today and will mail the response and a letter to its stockholders.

     Mr. Dole stated, "Thermo Electron seeks to deny other stockholders the full value of their investment in Puritan-Bennett. The restructuring charges of the past year put some major issues behind us and our Board believes that we are well positioned to take advantage of exciting growth opportunities, both in the United States and internationally. Thermo Electron's tender offer is nothing more than an opportunistic attempt to profit from the undervalued businesses and prospects of Puritan-Bennett at the expense of our other stockholders."

     Puritan-Bennett is a world leader in products related to respiration. These products are used in multiple health care settings and on aircraft.